FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk


06011984

Tower, 16 Stanley Street, Central, Hong Kong.
丹利街十六號騏利大廈九樓
ax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

16 MAR 2006

SUPPL

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.


SEC MAIL PROCESSING
RECEIVED
MAR 2 3 2006
WASH, D.C. 190 SECTION

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 6 March 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED



LO Tai On
Director
Encl.

PROCESSED
MAR 2 9 2006
THOMSON
FINANCIAL

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York, NY 10286, U.S.A.



華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

CONNECTED TRANSACTION

The directors of China Resources Enterprise, Limited announce that Worldfaith, a subsidiary in which the Company has an indirect interest of approximately 88.6% in its issued share capital, has engaged China Resources Construction as the main contractor for the construction works of the superstructure of the Property for a consideration of HK$97,912,000 pursuant to the Construction Contract entered into on 6th March, 2006.

CRH is the controlling shareholder of the Company interested in approximately 53.0% of the Company's issued share capital and is therefore a connected person of the Company. Under the Listing Rules, China Resources Construction is an associate of CRH and is therefore also a connected person of the Company. Accordingly, the Construction Contract constitutes a connected transaction of the Company. As each of the applicable percentage ratios as defined in Rule 14A.10 of the Listing Rules calculated with reference to total consideration payable under the Construction Contract and other construction contracts entered into with China Resources Construction within the past twelve months is less than 2.5%, the Construction Contract is a connected transaction only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

THE CONSTRUCTION CONTRACT

Date: 6th March, 2006

Parties:

(i) Worldfaith, an indirectly held subsidiary of the Company and the owner of the Property

(ii) China Resources Construction, a Hong Kong incorporated company primarily engaged in the provision of construction services in Hong Kong

Main Terms: Under the Construction Contract, China Resources Construction is engaged to perform, among other things, the construction works of the superstructure of the Property, which will be a twelve-storey commercial building to be erected at 233-239 Nathan Road, Kowloon, Hong Kong.

Consideration: HK$97,912,000, which will be satisfied through internal resources of the Group

Payment Terms: The project architect will issue monthly certificates to China Resources Construction for the amount of works performed. Payments will be made by Worldfaith to China Resources Construction within 28 days from the latter's presentation of these certificates. 10% of the certified amount attributable to China Resources Construction will be retained, subject to a maximum amount of HK$2,511,000. A portion of this retention money, the exact amount to be determined by the architect, will be released within 28 days from completion of the construction works. The balance will be released within 28 days from the expiry of a 12-month defects liability period, or the completion of making good of defects, or the approval given by the architect for all specified guarantees and warranties required to be submitted by China Resources Construction or the sub-contractors, whichever is the latest.

The construction works are expected to be completed in the first quarter of 2007. A daily bonus of HK$33,300, subject to a maximum of HK$1,500,000, will be awarded to China Resources Construction for early completion of the construction works. On the other hand, it will be required to pay Worldfaith liquidated and ascertained damages of HK$24,000 per day if it fails to complete the construction works on time. China Resources Construction is also required to provide Worldfaith a surety bond from an approved bank or insurance company for an amount of HK$10,181,000 for its due performance of the construction works under the Construction Contract.

The Tender Process: China Resources Construction and three other independent companies were invited to submit tenders for the construction works. They were chosen by Worldfaith and the project architect jointly, based on factors such as reputation and past working experience. The three lowest tenders were undergone detailed review by the architect and the quantity surveyor of the project, which are appointed by Worldfaith but are otherwise independent parties not connected with the directors, chief executive or substantial shareholders of the Group or their respective associates. Based on the tender reports prepared by the architect and the quantity surveyor and their recommendation, China Resources Construction was chosen to be the main contractor for the project since, apart from its offer of HK$97,912,000 being the lowest, its job reference was considered to be technically mature and it was capable of meeting the proposed delivery schedule.

The board of directors (including the independent non-executive directors who attended the relevant board meeting, namely, Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric) of the Company considers that the Construction Contract is on normal commercial terms and the terms of the Construction Contract are fair and reasonable and in the interests of the shareholders of the Company as a whole.

INFORMATION ABOUT THE COMPANY

The Company is a company listed on The Stock Exchange of Hong Kong Limited, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, including retail, beverage, food processing and distribution, textile, petroleum and chemical distribution, property and other investments.

GENERAL

CRH is the controlling shareholder of the Company interested in approximately 53.0% of the Company's issued share capital and is therefore a connected person of the Company. Under the Listing Rules, China Resources Construction is an associate of CRH and is therefore also a connected person of the Company. Accordingly, the Construction Contract constitutes a connected transaction of the Company. As each of the applicable percentage ratios as defined in Rule 14A.10 of the Listing Rules calculated with reference to total consideration payable under the Construction Contract and other construction contracts entered into with China Resources Construction within the past twelve months is less than 2.5%, the Construction Contract is a connected transaction only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.


MAR 2 3 2006

DEFINITIONS

"associate"	has the meaning ascribed to it under the Listing Rules
"China Resources Construction"	China Resources Construction Company Limited, a company incorporated in Hong Kong with limited liability and a subsidiary in which CRH has an approximately 99.6% interest
"Company"	China Resources Enterprise, Limited
"Construction Contract"	the construction contract dated 6th March, 2006 between Worldfaith and China Resources Construction for the construction works of the superstructure of the Property
"CRH"	China Resources (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company

subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

THE CONSTRUCTION CONTRACT

Date: 6th March, 2006

Parties:

(i) Worldfaith, an indirectly held subsidiary of the Company and the owner of the Property

(ii) *China Resources Construction, a Hong Kong incorporated company primarily engaged in the provision of* construction services in Hong Kong

Main Terms: Under the Construction Contract, China Resources Construction is engaged to perform, among other things, the construction works of the superstructure of the Property, which will be a twelve-storey commercial building to be erected at 233-239 Nathan Road, Kowloon, Hong Kong.

Consideration: HK$97,912,000, which will be satisfied through internal resources of the Group

Payment Terms: The project architect will issue monthly certificates to China Resources Construction for the amount of works performed. Payments will be made by Worldfaith to China Resources Construction within 28 days from the latter's presentation of these certificates. 10% of the certified amount attributable to China Resources Construction will be retained, subject to a maximum amount of HK$2,511,000. A portion of this retention money, the exact amount to be determined by the architect, will be released within 28 days from completion of the construction works. The balance will be released within 28 days from the expiry of a 12-month defects liability period, or the completion of making good of defects, or the approval given by the architect for all specified guarantees and warranties required to be submitted by China Resources Construction or the sub-contractors, whichever is the latest.

The construction works are expected to be completed in the first quarter of 2007. A daily bonus of HK$33,300, subject to a maximum of HK$1,500,000, will be awarded to China Resources Construction for early completion of the construction works. On the other hand, it will be required to pay Worldfaith liquidated and ascertained damages of HK$24,000 per day if it fails to complete the construction works on time. China Resources Construction is also required to provide Worldfaith a surety bond from an approved bank or insurance company for an amount of HK$10,181,000 for its due performance of the construction works under the Construction Contract.

The Tender Process: China Resources Construction and three other independent companies were invited to submit tenders for the construction works. They were chosen by Worldfaith and the project architect jointly, based on factors such as reputation and past working experience. The three lowest tenders were undergone detailed review by the architect *and the quantity surveyor of the project, which are appointed by Worldfaith but are otherwise independent* parties not connected with the directors, chief executive or substantial shareholders of the Group or their respective associates. Based on the tender reports prepared by the architect and the quantity surveyor and their recommendation, China Resources Construction was chosen to be the main contractor for the project since, apart from its offer of HK$97,912,000 being the lowest, its job reference was considered to be technically mature and it was capable of meeting the proposed delivery schedule.

The board of directors (including the independent non-executive directors who attended the relevant board meeting, namely, Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh and Dr. Li Ka Cheung, Eric) of the Company considers that the Construction Contract is on normal commercial terms and the terms of the Construction Contract are fair and reasonable and in the interests of the shareholders of the Company as a whole.

INFORMATION ABOUT THE COMPANY

The Company is a company listed on The Stock Exchange of Hong Kong Limited, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, including retail, beverage, food processing and distribution, textile, petroleum and chemical distribution, property and other investments.

GENERAL

CRH is the controlling shareholder of the Company interested in approximately 53.0% of the Company's issued share capital and is *therefore a connected person of the Company. Under the Listing Rules, China Resources Construction is an associate of CRH and is* therefore also a connected person of the Company. Accordingly, the Construction Contract constitutes a connected transaction of the Company. As each of the applicable percentage ratios as defined in Rule 14A.10 of the Listing Rules calculated with reference to total consideration payable under the Construction Contract and other construction contracts entered into with China Resources Construction within the past twelve months is less than 2.5%, the Construction Contract is a connected transaction only subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

DEFINITIONS

"associate"	has the meaning ascribed to it under the Listing Rules
"China Resources Construction"	China Resources Construction Company Limited, a company incorporated in Hong Kong with limited liability and a subsidiary in which CRH has an approximately 99.6% interest
"Company"	China Resources Enterprise, Limited
"Construction Contract"	the construction contract dated 6th March, 2006 between Worldfaith and China Resources Construction for the construction works of the superstructure of the Property
"CRH"	China Resources (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company
"Group"	the Company and its subsidiaries
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Property"	a twelve-storey commercial building to be constructed at 233-239 Nathan Road, Kowloon, Hong Kong
"Worldfaith"	Worldfaith Properties Limited, a subsidiary in which the Company has an indirect interest of approximately 88.6% in its issued share capital and the owner of the Property

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary



Hong Kong, 6th March, 2006

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Qiao Shibo (Deputy Managing Director), Mr. Yan Biao (Deputy Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun, Mr. Lau Pak Shing and Mr. Kwong Man Him. The non-executive directors are Mr. Jiang Wei and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric and Mr. Cheng Mo Chi, Moses.

FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

:8 MAR 2005

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 6 March 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED



LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York, NY 10286, U.S.A.


SEC MAIL PROCESSING
RECEIVED
MAR 2 3 2006
WASH, D.C. 190 SECTION